SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

La Cortez Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

50255M108
(CUSIP Number)

Dirk Groen
Chief Executive Officer
Avante Petroleum S.A.
11b Boulevard Joseph II
L-1840 Luxembourg
Luxembourg
+352 (621) 321 762

Copies to:

Michael C. Titens
Thompson & Knight LLP
One Arts Plaza
1722 Routh Street, Suite 1500
Dallas, Texas  75201-2533
(214) 969-1700
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50255M108
(1)	Names of Reporting Persons
	AVANTE PETROLEUM S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			[WC, OO]
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			9
(6)	Citizenship or Place of Organization			Luxembourg
	Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power	16,000,105 (1)
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	16,000,105 (1)
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			16,000,105 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			9
(13)	Percent of Class Represented by Amount in Row (11)			37.33% (2)
(14)	Type of Reporting Person (See Instructions)			CO

(1)           Includes 13,142,962 shares of common stock owned directly by Avante Petroleum S.A. and 2,857,143 shares of common stock underlying warrants owned by Avante Petroleum S.A.

(2)           Based on 40,000,349 shares of common stock issued and outstanding as of March 2, 2010, as confirmed by La Cortez Energy, Inc., plus 2,857,143 shares of common stock underlying the unexercised warrants owned by Avante Petroleum S.A.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of La Cortez Energy, Inc. (the “Company”) whose principal executive offices are located at Calle 67 #7-35 Oficina 409, Bogotá, Colombia.

Item 2.	Identity and Background.

This statement is filed by Avante Petroleum S.A., a Luxembourg public limited liability company (“Avante”).  The principal office and business address of Avante is 11b Boulevard Joseph II, L-1840 Luxembourg, Luxembourg.  Avante is an independent petroleum exploration and production company.

The name, present principal occupation or employment, present business address and country of citizenship of each director and executive officer of Avante is set forth on Schedule I attached hereto.

During the past five years, neither Avante nor, to the best of Avante’s knowledge, any director or executive officer of Avante, has been (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Avante acquired 10,285,819 shares of Common Stock from the Company pursuant to the Stock Purchase Agreement described in Item 4 of this Schedule 13D in exchange for all of the outstanding capital stock of Avante’s wholly owned subsidiary, Avante Colombia S.à r.l., a Luxembourg private limited liability company (“Avante Colombia”).

Avante acquired 2,857,143 shares of Common Stock and three-year warrants to purchase 2,857,143 shares of Common Stock at an exercise price of $3.00 per share from the Company pursuant to the Subscription Agreement described in Item 4 of this Schedule 13D for an aggregate purchase price of $5,000,000 (or $1.75 per share of Common Stock purchased) using funds from its working capital.

Item 4.	Purpose of Transaction.

Avante acquired its shares of Common Stock for investment purposes. Avante evaluates its investment in the shares of Common Stock on an ongoing basis. However, except as set forth herein or such as would occur upon completion of any of the actions discussed below, Avante has no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions or matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D.

On March 2, 2010 (the “Closing Date”), Avante entered into a Stock Purchase Agreement (the “SPA”) with the Company.  Pursuant to the terms of the SPA, the Company acquired all of the outstanding capital stock (the “Acquisition”) of Avante Colombia from Avante, in exchange for 10,285,819 newly issued shares of Common Stock (the “Purchase Price Shares”).

In connection with the Acquisition, on the Closing Date, the Company and Avante entered into a Subscription Agreement (the “Subscription Agreement”), pursuant to which Avante purchased 2,857,143 shares of Common Stock (the “Avante Shares”) and three-year warrants to purchase 2,857,143 shares of Common Stock at an exercise price of $3.00 per share (the “Avante Warrants”), for an aggregate purchase price of $5,000,000 (or $1.75 per share of Common Stock purchased).

Under the Subscription Agreement, in the event that the Company raises capital through the sale of its securities to third parties (“Other Investors”) pursuant to one or more private placements that close after December 15, 2009 and on or before March 29, 2010 (collectively, the “Covered Offerings”), and the lowest per share price paid by Other Investors for Common Stock in any Covered Offering is less than $1.75 (the “Lowest Covered Offering Price”), then the Company shall issue to Avante, for no additional consideration, a number of additional shares of Common Stock (the “Offering Adjustment Shares”), such that the aggregate purchase price paid by Avante under the Subscription Agreement, divided by the Avante Shares and the Offering Adjustment Shares, taken together, shall be equal to the Lowest Covered Offering Price.

The Avante Warrants are exercisable to purchase 2,857,143 shares of Common Stock at an exercise price of $3.00 per share (subject to adjustment upon certain events as provided in the Avante Warrant).  The Avante Warrants shall initially be exercisable until three years after the Closing Date; provided, that, in the event that the Company consummates any Covered Offering in which the securities sold include warrants to purchase Common Stock (“Other Warrants”) and the expiration date of such Other Warrants is more than three years after the Closing Date, then the expiration date of the Avante Warrants shall be extended to the latest expiration date of any such Other Warrants.  The Avante Warrants carry weighted average anti-dilution protection in the event the Company subsequently issues shares of Common Stock, or securities convertible into shares of Common Stock, for a per share price that is less than the exercise price per share at such time.  The Avante Warrants are immediately exercisable.

Under the terms of the SPA, the Company and Avante have also agreed to pursue certain opportunities in the Catatumbo area on a joint venture basis.  If Avante enters into such a joint venture with the Company, then the Company would own 70% of the joint venture and commit to pay 70% of the geological and geophysical costs, and Avante would own 30% of the joint venture and commit to pay 30% of the geological and geophysical costs, up to a maximum commitment by Avante of $1,500,000.  If the total costs of the venture exceed $5,000,000, then Avante may elect either (a) not to pay any additional costs of the venture and incur dilution of its ownership percent from future payments by the Company, (b) to continue to pay additional costs of the venture at 30% or (c) to pay a larger proportion of the costs of the venture, in which case Avante’s ownership percent would be increased in proportion to the percentage of total venture costs paid by each party, up to a maximum ownership interest for Avante of 50%.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
After giving effect to the purchase of the Purchase Price Shares and the Avante Shares, there were 42,857,492 shares of Common Stock issued and outstanding as of March 8, 2010 (including the 2,857,143 Warrant Shares underlying the Avante Warrants).  Avante reports beneficial ownership of 16,000,105 shares of Common Stock (including the 2,857,143 Warrant Shares underlying the Avante Warrants), which represents 37.33% of the total number of issued and outstanding shares of Common Stock.  Voting and dispositive power with respect to such shares of Common Stock is held solely by Avante.

(c)
On March 2, 2010, Avante acquired from the Company 10,285,819 shares of Common in exchange for all of the outstanding capital stock of Avante Colombia pursuant to the Stock Purchase Agreement described in Item 4 of this Statement.

On March 2, 2010, Avante purchased 2,857,143 shares of Common Stock for $1.75 per share directly from the Company pursuant to the Subscription Agreement described in Item 4 of this Schedule 13D.

Other than the transactions disclosed above, neither Avante nor, to the best of Avante’s knowledge, any director or executive officer of Avante, has engaged in any transactions in shares of Common Stock in the last 60 days.

(d), (e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-Up

The SPA provides that, without the Company’s prior written consent, Avante may not offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge, transfer title to or otherwise dispose of any of Purchase Price Shares, Avante Shares or Avante Warrants or any of the shares issuable upon exercise of Avante Warrants (the “Warrant Shares”) for a period of 18 months after the Closing Date (the “Lock-Up Period”).  The SPA also provides that, during such period, Avante may not effect or agree to effect any short sale or certain related transactions with respect to the Common Stock.

Share Escrow Agreement

In connection with the Acquisition, Avante entered into a Share Escrow Agreement with the Company, and Robert Jan Jozef Lijdsman, as escrow agent, pursuant to which 1,500,000 of the 10,285,819 Purchase Price Shares are being held in escrow to secure certain indemnification obligations of Avante under the SPA.  Subject to certain exceptions, any such escrowed shares that are not cancelled in order to satisfy indemnification obligations of Avante will be released to Avante after March 2, 2012.  Avante may not assign or transfer any interest in the escrowed shares while they are held in escrow, however, Avante is entitled to exercise voting rights with respect to such shares.

The SPA permits Avante to satisfy any indemnification obligations thereunder in whole or in part by surrender of shares of Common Stock (including the shares held in escrow) in lieu of cash.  In addition, the SPA allows the Company to elect to receive Avante’s escrowed shares in lieu of cash to satisfy Avante’s indemnification obligations with respect to certain environmental matters.  Any shares of Common Stock surrendered to satisfy Avante’s indemnification obligations under the SPA shall be valued based on the volume-weighted average sale prices of the Common Stock for the 60 most recent trading days on which sales have occurred ending on the trading day immediately prior to the relevant date of determination.

Registration Rights Agreement

Pursuant to the SPA, Avante entered into a Registration Rights Agreement with the Company, dated as of March 2, 2010 (the “Registration Rights Agreement”).  The Registration Rights Agreement grants Avante certain “piggyback” registration rights with respect to the Purchase Price Shares, the Avante Shares and the Warrant Shares; provided that in exercising such piggyback registration rights with respect to any proposed registration statement, Avante may not request inclusion in such registration statement of more than 10% of the number of shares of Common Stock outstanding at such time.

The Registration Rights Agreement grants Avante one demand registration right covering the Avante Shares and the Warrant Shares, exercisable if (a) the Company fails to either file a registration statement on which Avante can piggyback or complete a listing of Common Stock on a United States or Canadian national securities exchange within 180 days of the final closing of the PPO, and (b) a Total Investment Majority (as defined in the Registration Rights Agreement) joins in such demand.

The Registration Rights Agreement provides an additional demand registration, exercisable following the Lock-Up Period, if Avante (or its successors and permitted assignees under the Registration Rights Agreement) is an “affiliate” of the Company’s (within the meaning of Rule 144) at such time.

Each of the Warrant Shares, the Avante Shares and the Purchase Price Shares will cease to be registrable under the Registration Rights Agreement if and for so long as they may be sold publicly in the United States without being subject to volume limitations (whether pursuant to Rule 144 or otherwise).  The Registration Rights Agreement contains customary cutback, discontinuation and indemnification provisions.

Stockholder Agreement

In connection with the Acquisition, Avante entered into a Stockholder Agreement with the Company, Nadine Smith and Andres Gutierrez, dated as of March 2, 2010 (the “Stockholder Agreement”).

Pursuant to the Stockholder Agreement, upon the closing of the SPA, the Company’s Board increased the number of directors constituting the entire Board by one and appointed Avante’s nominee, Alexander Berger, to fill the vacancy on the Board so created, to serve until the next annual meeting of the Company’s shareholders or until his successor is duly elected and qualified or his earlier death, resignation or removal in accordance with the Company’s By-Laws.  The Stockholder Agreement provides that Avante shall continue to nominate one individual reasonably satisfactory to the Company at the next and subsequent annual meetings of the Company’s shareholders, and at any special meeting of the Company’s shareholders at which directors are to be elected (any “Election Meeting”) as long as Avante and/or its affiliates own outstanding shares representing 10% or more of the votes entitled to be cast at the applicable Election Meeting.  Avante’s nominee will be subject to election and reelection by the Company’s shareholders as provided in the Company’s By-Laws.  If Avante’s nominee is not elected by the Company’s shareholders, then Avante shall have the right to designate the same or another person as its nominee at the next Election Meeting, provided that Avante and/or its affiliates own outstanding voting shares representing 10% or more of the votes entitled to be cast at the applicable Election Meeting.

The Stockholder Agreement provides that each of Avante, Ms. Smith and Mr. Gutierrez shall vote any shares of the Company’s capital stock owned by such party, or cause any shares of the Company’s capital stock owned by any immediate family member or affiliate of such party to be voted, in favor of Avante’s nominee at any Election Meeting.

In addition, for so long as Avante is entitled to name a nominee for election as a director, as provided in the Stockholder Agreement, Avante shall have the right to appoint one additional non-voting observer to attend meetings of the Board, and said observer shall have the right to visit the Company’s offices, to have interaction with the Company’s management and to receive information and documents pertaining to the Company as reasonably requested, subject to the confidentiality provisions of the Stockholder Agreement.

For a period ending on the earlier of (i) 18 months after the Closing under the SPA or (ii) the first date on which Avante and/or its affiliates no longer own outstanding voting shares representing 10% or more of the votes entitled to be cast at any annual or special meeting of shareholders (if a record date for such a meeting were established on any day), in the event that the Company (or its Board) should propose to (a) merge or consolidate with or into any other corporation (if the holders of our voting capital stock immediately prior to the transaction would not hold a majority of the voting stock or other voting equity of the surviving entity immediately after completion of the transaction), or sell, assign, lease or otherwise dispose of all or substantially all of the Company’s assets, or recommend to the Company’s shareholders a third-party tender offer for a majority of the Company’s outstanding voting capital stock; or (ii) acquire a business (whether by merger, stock purchase or asset purchase) in a transaction that would result in the issuance of a number shares of the Company’s voting capital stock equal to or exceeding 30% of the Company’s voting capital stock outstanding after giving effect to the proposed transaction; or (iii) appoint a new Chief Executive Officer (any of the foregoing, a “Covered Transaction”), then the Company’s Board shall establish a special committee of the Board pursuant to the By-Laws, which committee shall consist of Avante’s nominated director (or if there is no Avante nominee then serving on the Board, Avante’s observer), the Company’s Chairman of the Board, and the Company’s Chief Executive Officer (the “Special Committee”).  The Covered Transaction will require the unanimous approval of all of the members of the Special Committee before it can be submitted to the full Board for consideration; provided, however, that the foregoing requirement shall be subject and subordinate to the fiduciary duties of each director and any other restrictions under applicable law and the listing standards of any exchange on which our securities are then listed.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	—	Stock Purchase Agreement, dated as of March 2, 2010

Exhibit 2	—	Subscription Agreement, dated as of March 2, 2010

Exhibit 3	—	Warrant, dated as of March 2, 2010

Exhibit 4	—	Stockholder Agreement, dated as of March 2, 2010

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       March 12, 2010

AVANTE PETROLEUM S.A.

By:	/s/ Dirk Groen
Dirk Groen, Chief Executive Officer

SCHEDULE I

AVANTE PETROLEUM S.A.
DIRECTORS AND EXECUTIVE OFFICERS

Name	Present Principal Occupation	Present Business Address	Country of Citizenship
Martialis Van Poecke	Director of Avante Petroleum S.A. and Chairman of Atlas N.V.	Generaal Lemanstraat 55 2018 Antwerp Belgium	The Netherlands

Azmi Mikati	Director of Avante Petroleum S.A. and Executive Director of M1 Group Limited	M1 Group Limited Omar Daouk Street Starco Bldg, Block B, 8th Floor 2020 3313 Beirut Lebanon	Lebanon

Maher Mikati	Director of Avante Petroleum S.A. and and Executive Director of M1 Group Limited	M1 Group Limited Omar Daouk Street Starco Bldg, Block B, 8th Floor 2020 3313 Beirut Lebanon	Lebanon

Joe Issa-El-Khoury	Director of Avante Petroleum S.A. and Business Development Director of M1 Group Limited	M1 Group Limited Omar Daouk Street Starco Bldg, Block B, 8th Floor 2020 3313 Beirut Lebanon	Lebanon

Christophe Ranger	Director of Avante Petroleum S.A. and Chief Executive Officer of Reybier & Partners Investment	Reybier & Partners Investment 17 Rue Duquesne 69006 Lyon France	France

Dirk J. H. Groen	Chief Executive Officer of Avante Petroleum S.A.	Avante Petroleum S.A. 5 Route de Beaumont 1709 Fribourg Switzerland	The Netherlands

Jeff Clark	Chief Financial Officer of Avante Petroleum S.A.	Avante Petroleum S.A. 5 Route de Beaumont 1709 Fribourg Switzerland	Scotland

Niels van Buuren	Director of Operations & Production of Avante Petroleum S.A. and Executive Vice President - Commercial Affairs of Oranje-Nassau Energie B.V.	Oranje-Nassau Energie B.V. Rembrandttower, 22nd Floor Amstelplein 1 1096 HA Amsterdam The Netherlands	The Netherlands